FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 11, 2011

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 11, 2011

By: Signed "Arthur Chin"

Arthur Chin

Chief Financial Officer

Exhibit List

99.1   Interim Consolidated Financial Statements (Unaudited) Three and Six Months Ended and as at June 30, 2011
99.2   Management Discussion & Analysis for the Three and Six Months Ended and as at June 30, 2011
99.3   Form 52-109F2 Certification of Interim Filing Full Certificate - Chief Execuative Officer

99.4   Form 52-109F2 Certification of Interim Filing Full Certificate - Chief Financial Officer